

August 19, 2010

<u>Via Facsimile and U.S. Mail</u>

Michael Movsovich, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

> **Re: Health Grades, Inc.**
> **Schedule TO-T filed by Mountain Acquisition Corp. and**
> **Mountain Merger Sub Corp.**
> **Filed August 10, 2010**
> **File No. 005-58765**

Dear Mr. Movsovich:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>

<u>General</u>

1. Please advise us to whether Vestar Capital Partners V, L.P. and the issuer should be included as offerors in the Offer. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. In this regard, we note that Holdings, Parent and Purchaser were formed for the purpose of completing the Offer and the Merger and have conducted no business activities other than those related to the Offer and Merger, and that each entity is controlled by Vestar. We also note that Vestar will be providing the financing for the Offer. Furthermore, we note that the issuer will be providing its available cash to fund

the Offer. In addition to advising us as to whether the issuer should be included as an offeror in the Offer, please also revise to describe the reasons why the issuer is providing its cash to fund the Offer.

What are the most significant conditions to the Offer, page 1

2. Please revise to estimate the number of shares required to be tendered in order to satisfy the Minimum Condition.

3. We note the bidders' right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders' views on this issue. See Rule 14d-4(d).

Determination of Validity, page 15

4. Explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding. Please revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding on the parties. In addition, please disclose that security holders may challenge your determinations.

Equity Commitment Letter, page 31

5. Please file the equity commitment letter as an exhibit to the Schedule TO. Refer to Item 1016(d) and Item 1011(a)(1) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each offeror acknowledging that:

· the offeror is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the offeror may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions